FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 03, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            03 May 2007, 1st Quarter Results

Exhibit 99




FIRST QUARTER RESULTS 2007

KEY FINANCIALS
(unaudited)


EUR million                                                                                First Quarter 2007
                                                                                 Current   Current  Constant
                                                                                   rates     rates     rates

Continuing operations:

Turnover                                                                           9 528       0 %       5 %
Operating profit                                                                   1 302      (8)%      (3)%
Pre-tax profit                                                                     1 332       2 %       5 %
Net profit from continuing operations                                              1 052       5 %       9 %
Net profit from total operations                                                   1 074       1 %       5 %

EPS from continuing operations (Euros)                                              0.34       6 %       9 %
EPS from total operations (Euros)                                                   0.35       2 %       5 %


HIGHLIGHTS

Financial Highlights

-    Underlying sales growth of 5.7%, mostly volume.
- Operating margin of 13.7%, with an improvement of 0.4 percentage points before restructuring, disposals and impairments.
- Earnings per share from continuing operations up 6%, with good results from joint ventures and associates, reduced finance costs and a lower tax rate.
-    Currency movements reduced turnover by 5% and earnings per share by 3%.

Operational Highlights

-    Broad-based sales growth across regions and categories.
-    Better margin development driven by home and personal care.
-    Continuing improvement in Europe with underlying sales growth of 3.6%.
- Strong first quarter innovation with bigger launches driving growth in personal care and developing and emerging markets.
- Continued pace in the implementation of One Unilever and supply chain improvement programmes.

GROUP CHIEF EXECUTIVE COMMENT

We have had a good start to 2007, with broad-based sales growth across regions and categories and improved margin development driven by home and personal care.

Sales benefited from a strong innovation programme, especially in personal care, with several major launches in the quarter. Our European business performed well, aided by a strong start in ice cream, the timing of price increases in some key markets and a favourable comparator. Sales growth has been accompanied by an underlying improvement in our operating margin.

This performance builds on the progress made in 2006 and is further evidence of the breadth and depth of our change programme. Our growth strategy is focusing resources behind clear priorities and delivering bigger, better innovation, faster roll-outs and more effective marketing mixes. New ways of working are transforming our ability to deploy these innovations and to service customers in a more efficient way.

Looking forward, we face a significant headwind from rising agricultural commodity costs which may require further pricing action. I am confident, however, that the combined benefit of organic growth in our 3-5% guidance range and improved efficiency leaves us well placed to achieve our margin objectives for 2007.

The scale of change that has taken place in our business is very significant and is showing through in our results. Nevertheless we continue to look for opportunities to speed up the development of our portfolio through acquisitions and disposals and to accelerate margin improvement towards world class benchmarks.

Patrick Cescau, Group Chief Executive
3 May 2007


ENQUIRIES

Media: Media Relations Team                     Investors: Investor Relations team
UK +44 20 7822 6805 tim.johns@unilever.com      UK +44 20 7822 6830  investor.relations@unilever.com
NL +31 10 217 4844                              US +1 201 894 2615 investor.relations-NewYork@unilever.com
tanno.massar@unilever.com


There will be a web cast of the results presentation available at: www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp



                         UNILEVER FIRST QUARTER RESULTS 2007

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates and acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS or US GAAP and are not intended to be a substitute for GAAP measures of turnover, profit and cash flow. Further information about these measures is available on our website at www.unilever.com/ourcompany/investorcentre.

1.   SUMMARY OF BUSINESS PERFORMANCE FOR THE FIRST QUARTER

Underlying sales grew by 5.7%, mostly from volume and with 0.8% of price increase.

Europe had a good start to the year with growth of 3.6%, helped by strong sales ahead of the new ice cream season and a favourable comparator. The Americas grew 3.2%. Sales in the US were ahead by 3.7% and there were good performances in most countries in Latin America but Mexico declined against a strong quarter last year and local competition held back growth in Brazil. Asia Africa grew 11.8% boosted by a strong personal care innovation programme.

All our categories grew in the quarter, with personal care particularly strong, at 8.4%, but notable contributions also from laundry, household cleaning, savoury and tea.

Productivity has improved considerably as a result of our savings programmes, especially the move to 'One Unilever' business in each country around the world, and the benefit of volume leverage. These gains more than offset a continued sharp rise in commodity costs, especially in Foods.

Investment in advertising and promotions was maintained and continues to be focused behind our priorities for growth.

2.   FINANCIAL COMMENTARY

2.1   Turnover

Underlying sales growth of 5.7% was fully offset by adverse exchange rate movements of 4.5% and net disposals of 1.0%. As a result, turnover was in line with last year.

2.2   Operating profit

Operating profit was 8% below the first quarter of last year, with the operating margin at 13.7%, 1.1 percentage points lower. Last year included significant profits on business disposals, while this year included higher restructuring charges and less disposal profits. Before these items the operating margin was
0.4 percentage points higher.

Advertising and promotions was at a similar level to last year.

Our savings programmes continue to deliver at a consistently high rate. The combined benefit of these, positive pricing, mix improvement and volume leverage more than offset cost increases in the quarter.

2.3   Finance costs and tax

Costs of financing net borrowings were 19% lower than last year through a reduced level of net debt, which at the end of the quarter was EUR7.7 billion.

The credit on pensions financing improved from EUR8 million to EUR34 million as a result of the better funding position of our schemes and higher expected equity returns.

The tax charge was lower than last year, reflecting a better country mix. We continue to expect a tax rate of around 24% for the year, with a particularly low rate in the second quarter from the favourable completion of tax audits, and higher rates in the second half.

2.4   Joint Ventures, associates and other income from non-current investments

Our share in net profit from joint ventures increased from EUR18 million to EUR27 million, mainly from good growth in the partnerships between Lipton and Pepsi for ready-to-drink tea. This profit now also includes our share of the full results from Portugal which has been restructured as a single company in which we have joint control.

Share of net profit from associates was EUR48 million, mostly due to the placement of further equity by one of our venture capital fund investments.

Profit on other non current investments of EUR25 million includes a one-off gain in Indonesia.

2.5   Net profit and earnings per share

Net profit from continuing operations grew by 5%, while EPS on the same basis was up 6%.

Discontinued operations mainly relate to the business results of frozen foods (which was sold in the fourth quarter of 2006). In addition, the first quarter of both years includes performance-based contributions resulting from the sale of UCI in 2005.

2.6   Share buy-backs

On 12 March 2007 we started the EUR1.5 billion share buy-back programme planned for 2007. By the end of April we had bought back shares to a value of EUR265 million.

2.7   Cash flow

Net cash flow from operating activities was EUR0.1 billion lower than last year, mainly due to higher cash restructuring costs. Capital expenditure outflow was at a similar level to the first quarter of 2006.

Cash and cash equivalents increased from EUR0.7 billion at the start of the year to EUR1.2 billion at the end of the quarter while borrowings increased by a similar amount.

2.8   Balance sheet

We have evaluated the effects of market movements in the value of assets and liabilities of our major pension schemes, and now incorporate them in the balance sheet each quarter in line with common practice. There was an improvement of EUR0.8 billion in the quarter.

Working capital increases follow the normal seasonal pattern, some of the rise in inventories being in ice cream.

The changes in deferred tax balances are largely in response to movements in pension schemes.

2.9   Pensions

The aggregate pension liability, net of assets and before tax, reduced further from EUR3.1 billion at the start of the year to EUR2.3 billion at the end of the first quarter reflecting higher interest rates. Within the combined balance, there is now an aggregate surplus of EUR1.0 billion on funded schemes, and a slightly reduced liability of EUR3.3 billion on unfunded schemes.

3.   OPERATIONAL REVIEW


3.1 Europe
                                                                       First Quarter 2007
                                                                                                        %
                                                                                           %   Underlying
                                                                2007        2006      change sales growth

Turnover (EUR million)                                         3 544       3 471         2.1          3.6

Operating Margin (%)                                            14.4        16.8
Includes:
- Restructuring, business disposals and impairments             (1.3)        1.0

Growth

Europe had a strong start to the year, building on the progress made in 2006. We are now more competitive and are executing better as a result of the changes that have been made over the past two years. Consumer demand picked up through last year and this has been sustained in the first quarter.

Underlying sales grew by 3.6%, with volumes ahead by over 4% and a price decline of 0.7%. Sales in all categories were up. The highest growth rates were in ice cream, where we anticipated an early start to the season with a strong ' sell-in', and in personal care from an extensive first quarter innovation programme.

The return to growth in the UK was sustained with share gains in tea and dressings and good results from personal care innovation and in household care. These more than offset weaker performances in spreads, laundry and hair care.
It was a good quarter in Germany, particularly in personal care, ice cream and spreads, and sales were additionally boosted by buying-in ahead of list price increases at the end of the quarter. The Netherlands continues to grow strongly demonstrating the benefits of a well established 'One Unilever' approach.

Sales in France were slightly ahead of last year, against a favourable comparator. It remains a difficult market for us with flat consumer demand and pressure on pricing, and we are still managing through some operational issues.

Growth in Russia of 10% was fuelled by excellent performances in household cleaning and personal care.

Innovation

The current innovation programme clearly shows the way in which Vitality is reshaping our portfolio.

Blue Band/Rama Idea!, a spread with extra nutrients that are good for the brain, built on its launch in most countries at the end of 2006 and Knorr Vie fruit and vegetable 'shots' were rolled out to Germany in the first quarter. Flora/Becel spreads fortified with Omega 3 were launched across the region, while Omega 3 mini-drinks have been introduced to France, Greece and the Netherlands. In dressings, Hellmann's light with citrus fibre now offers the same taste but in an even lighter form. This year's ice cream range includes 'Milk-time' tubs, high in calcium - following a similar concept successful in Asia, Solero exotic, and Frusi, a healthy yoghurt and fruit snack.

In personal care, Dove continues to broaden its appeal. Just launched, the Dove pro-age range of skin, deodorants and shampoos is specifically designed for the over 50's, and the Dove range of 'glow' lotions with subtle self-tanners has been extended. The latest Axe deodorants come in a 'telescoping' can with updated graphics and the addition of a new fragrance. 'Small and Mighty' concentrated liquid laundry detergents, which have been leading the move to the more efficient and environmentally friendly form in the US market, have been launched under the Persil and Surf brands in the UK and Skip in France.

Profitability

The operating margin at 14.4% was 2.4 percentage points lower than a year ago due to a higher level of restructuring and less profit on disposals. Before these items, the margin was 0.1 percentage points lower than a year ago. The negative impacts of price reductions and higher commodity costs were largely offset by cost savings.

3.2 The Americas

                                                                        First Quarter 2007
                                                                                                        %
                                                                                           %   Underlying
                                                                2007        2006      change sales growth

Turnover (EUR million)                                         3 231       3 418        (5.5)         3.2

Operating Margin (%)                                            14.4        14.6
Includes:
- Restructuring, business disposals and impairments             (0.6)       (0.5)


Growth

Underlying sales grew by 3.2%, mostly from volume and with a good performance in the US, but growth in Latin America was held back by Brazil and Mexico. The environment has continued much as in 2006, with healthy market growth overall but some slowdown in demand in Foods in parts of the region.

The US grew by 3.7% and market shares are steady in aggregate. Growth was boosted by a full innovation programme in personal care and a favourable comparator in the first quarter last year when trade stocks were reduced. Bertolli frozen meals and innovations in tea performed particularly well. However sales in ice cream were lower, with further trade de-stocking as the market adjusts to a lower level of promotional activity. We have also lost some share in ice cream and our marketing plan is directed at correcting this.

In Mexico, sales were well down on a very strong comparator last year which included the sell-in of product ahead of the implementation of new systems at the end of the first quarter of 2006. This should reverse in the second quarter. Looking behind this timing effect, the return to growth in consumer sales in the second half of last year has been sustained with good growth of AdeS soy-based drinks and Knorr bouillons.

Sales in Brazil were only slightly ahead, with volume gains largely offset by negative pricing as we have repositioned our laundry brands against local competitors. Elsewhere in Latin America, there has been sustained strong growth across all categories.

Innovation

First quarter foods innovations built on last year's programme. The premium frozen meals range has been further developed with new dishes under the Bertolli brand in the US and Knorr in Canada. In Latin America, Knorr has been building its 'Vitality' credentials with new varieties of bouillons and improved soups. Hellmann's 'real' campaign highlights its simple ingredients, naturally rich in Omega 3. In ice cream, we have extended Breyers 'double churn' in the US to fat free, light and no sugar added variants, while innovations in Latin America address both Vitality and low income consumer opportunities.

Innovation in personal care highlights the new more global approach. Axe has been given the same new look in the US as elsewhere in the world, while new variants of Degree/Rexona 'no white marks' deodorant have been introduced, including a version for men. The Dove pro-age range of skin, deodorants and shampoos has been launched in the US at the same time as in Europe and the new global mix of Clear anti-dandruff shampoo was introduced to Brazil at the end of the quarter.

Profitability

The operating margin of 14.4% was 0.2 percentage points lower than a year ago as a result of sharp increases in agricultural commodity costs. Investment in advertising and promotions was held at last year's level in absolute terms, and was slightly lower as a percentage of sales.

3.3 Asia Africa

                                                                          First Quarter 2007
                                                                                                         %
                                                                                            %   Underlying
                                                                  2007       2006      change sales growth

Turnover (EUR million)                                           2 753      2 646         4.0         11.8

Operating Margin (%)                                              11.9       12.4
Includes:
- Restructuring, business disposals and impairments               (0.7)       1.5


Growth

The region continues to be a major driver of growth, with underlying sales ahead by 11.8% in markets which remain generally buoyant. Our growth is broad-based across all categories and all major countries. The first quarter also reflected some pipeline filling for an extensive innovation programme in personal care, including the launches of Clear in China and Axe in Japan.

India returned to strong growth after a relatively weaker quarter at the end of 2006. Highlights were good performances in laundry led by Surf and Wheel, skin powered by Lux and hair care with all the major brands contributing. There were also improved sales in tea.

In China, most categories grew well, especially hair care. Indonesia showed continued strong growth momentum and there was a much improved performance in Thailand.

Sales in Japan were ahead in the quarter, boosted by personal care innovations. Australia had a good start to the year although individual category performance remains mixed with ice cream, tea and deodorants well up, but lower market pricing depressing sales in hair care.

In South Africa, Flora, Knorr and our personal care brands led an improving growth trend. In Turkey, we have raised prices, which held back volumes in a number of categories.

Innovation

The strong personal care innovation programme in the first quarter reflects our global priorities.

The new global mix of Clear anti-dandruff shampoo is being launched in a number of key markets around the world, with the brand being introduced for the first time in China and Arabia in the first quarter. In Turkey, the brand was updated including a premium male range.

Another major initiative has been the launch of Axe for the first time in Japan, where we also brought out new products in the Dove facial self-foaming facial wash and Lux hair styling ranges.

Pond's anti-ageing face care products have been introduced in several countries, while in Indonesia we have launched two new hair care products: Dove anti-dandruff and Clear scalp oil control.

The programme in foods was focused on Vitality initiatives. For example, in Turkey we have launched Amaze snacks which are good for the brain and a cholesterol-lowering margarine with plant sterols under the Becel brand. Meanwhile, in Asia we have extended the 'Moo' range of ice creams containing super absorbent calcium for children's development.

Profitability

The operating margin, at 11.9%, was 0.5 percentage points lower than a year ago with higher restructuring costs and no profits on disposals. Before these items there was an improvement of 1.7 percentage points. This reflects the benefits of volume growth, savings programmes and price increases to recover rising input costs. Investment in advertising and promotions was increased to support key innovation activities.



SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ' expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

CONDENSED FINANCIAL STATEMENTS

INCOME STATEMENT
(unaudited)

EUR million                                                                                 First Quarter
                                                                              2007      2006          Increase/
                                                                                                     (Decrease)
                                                                                                  Current  Constant
                                                                                                    rates     rates

Continuing operations:

Turnover                                                                      9 528     9 535         0 %       5 %

Operating profit                                                              1 302     1 410        (8)%      (3)%
After (charging)/crediting:
   Restructuring                                                               (121)      (61)
   Business disposals and impairments                                            35       119

Net finance costs                                                               (70)     (121)
   Finance income                                                                27        87
   Finance costs                                                               (131)     (216)
   Pensions and similar obligations                                              34         8

Share in net profit/(loss) of joint ventures                                     27        18
Share in net profit/(loss) of associates                                         48         -
Other income from non-current investments                                        25         3

Profit before taxation                                                        1 332     1 310         2 %       5 %

Taxation                                                                       (280)     (309)

Net profit from continuing operations                                         1 052     1 001         5 %       9 %

Net profit/(loss) from discontinued operations                                   22        58

Net profit for the period                                                     1 074     1 059         1 %       5 %

Attributable to:
   Minority interests                                                            61        69
   Shareholders' equity                                                       1 013       990         2 %       5 %

Combined earnings per share
   Continuing operations (Euros)                                               0.34      0.32         6 %       9 %
   Continuing operations - diluted (Euros)                                     0.33      0.31         7 %      10 %

   Discontinued operations (Euros)                                             0.01      0.02
   Discontinued operations - diluted (Euros)                                   0.01      0.02

   Total operations (Euros)                                                    0.35      0.34         2 %       5 %
   Total operations - diluted (Euros)                                          0.34      0.33         3 %       6 %



STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

EUR million                                                                               First Quarter
                                                                                        2007         2006

Fair value gains/(losses) on financial instruments net of tax                              1         (191)
Actuarial gains/(losses) on pension schemes net of tax                                   450           10
Currency retranslation gains/(losses) net of tax                                         (13)         183

Net income/(expense) recognised directly in equity                                       438            2

Net profit for the period                                                              1 074        1 059

Total recognised income and expense for the period                                     1 512        1 061

Attributable to:
   Minority interests                                                                     61           69
   Shareholders' equity                                                                1 451          992


MOVEMENTS IN EQUITY

(unaudited)
EUR million                                                                               First Quarter
                                                                                        2007         2006

Equity at 1 January                                                                   11 672        8 765
Total recognised income and expense for the period                                     1 512        1 061
Movement in treasury stock                                                              (494)         (21)
Share-based payment credit                                                                30           28
Dividends paid to minority shareholders                                                   (6)         (11)
Currency retranslation gains/(losses) net of tax                                          (3)          (4)
Other movements in equity                                                                 94            7
Equity at the end of the period                                                       12 805        9 825



BALANCE SHEET
(unaudited)

EUR million                                                                  As at           As at     As at
                                                                          31 March     31 December   1 April
                                                                              2007            2006      2006

Non-current assets
Goodwill and intangible assets                                              17 137          17 206    17 892
Property, plant and equipment                                                6 165           6 276     6 428
Pension asset for funded schemes in surplus                                  1 779           1 697     1 026
Deferred tax assets                                                          1 164           1 266     1 602
Other non-current assets                                                     1 240           1 126     1 043
Total non-current assets                                                    27 485          27 571    27 991

Current assets
Inventories                                                                  4 140           3 796     4 217
Trade and other current receivables                                          4 833           4 254     4 962
Current tax assets                                                             160             125       144
Other financial assets                                                         266             273       759
Cash and cash equivalents                                                    1 535           1 039     1 969
Non-current assets held for sale                                                17              14       403
Total current assets                                                        10 951           9 501    12 454

Current liabilities
Financial liabilities                                                       (5 102)         (4 458)   (6 575)
Trade payables and other current liabilities                                (8 096)         (7 838)   (7 776)
Current tax liabilities                                                       (664)           (579)     (544)
Provisions                                                                    (874)         (1 009)     (562)
Liabilities associated with non-current assets held for sale                     -               -      (183)
Total current liabilities                                                  (14 736)        (13 884)  (15 640)
Net current assets/(liabilities)                                            (3 785)         (4 383)   (3 186)
Total assets less current liabilities                                       23 700          23 188    24 805

Non-current liabilities
Financial liabilities due after one year                                     4 353           4 377     6 402
Pensions and post-retirement healthcare benefits liabilities:
     Funded schemes in deficit                                                 785           1 379     2 342
     Unfunded schemes                                                        3 305           3 398     4 096
Provisions                                                                     881             826       787
Deferred tax liabilities                                                     1 108           1 003       931
Other non-current liabilities                                                  463             533       422
Total non-current liabilities                                               10 895          11 516    14 980

Equity
Shareholders' equity                                                        12 234          11 230     9 365
Minority interests                                                             571             442       460
Total equity                                                                12 805          11 672     9 825
Total capital employed                                                      23 700          23 188    24 805



CASH FLOW STATEMENT
(unaudited)

EUR million                                                                               First Quarter
                                                                                        2007         2006

Operating activities
Cash flow from operating activities                                                      451          540
Income tax paid                                                                         (249)        (237)
Net cash flow from operating activities                                                  202          303

Investing activities
Interest received                                                                         11           76
Net capital expenditure                                                                 (194)        (190)
Acquisitions and disposals                                                                14          143
Other investing activities                                                                64          (36)
Net cash flow from/(used in) investing activities                                       (105)          (7)

Financing activities
Dividends paid on ordinary share capital                                                (157)         (70)
Interest and preference dividends paid                                                   (85)        (152)
Change in financial liabilities                                                          647          275
Movement on treasury stock                                                               (79)         (19)
Other financing activities                                                               (36)          (9)
Net cash flow from/(used in) financing activities                                        290           25

Net increase/(decrease) in cash and cash equivalents                                     387          321

Cash and cash equivalents at the beginning of the year                                   710        1 265

Effect of foreign exchange rate changes                                                   63          (16)

Cash and cash equivalents at the end of period                                         1 160        1 570



Reconciliation of net profit to cash flow from operating activities
(unaudited)

EUR million                                                                               First Quarter
                                                                                        2007         2006

Net profit                                                                             1 074        1 059
Taxation                                                                                 282          331
Share of net profit of joint ventures/associates and other income from non-current      (100)         (22)
investments
Net finance costs                                                                         70          123
Operating profit (continuing and discontinued operations)                              1 326        1 491
Depreciation, amortisation and impairment                                                242          220
Changes in working capital                                                              (956)        (967)
Pensions and similar provisions less payments                                            (78)         (42)
Restructuring and other provisions less payments                                         (63)         (51)
Elimination of (profits)/losses on disposals                                             (55)        (149)
Non-cash charge for share-based compensation                                              37           28
Other adjustments                                                                         (2)          10
Cash flow from operating activities                                                      451          540

ANALYSIS OF NET DEBT
(unaudited)

EUR million                                                                             As at           As at
                                                                                     31 March     31 December
                                                                                         2007            2006

Total financial liabilities                                                            (9 455)         (8 835)
Financial liabilities due within one year                                              (5 102)         (4 458)
Financial liabilities due after one year                                               (4 353)         (4 377)
Cash and cash equivalents as per balance sheet                                          1 535           1 039
Cash and cash equivalents as per cash flow statement                                    1 160             710
Add bank overdrafts deducted therein                                                      375             329
Financial assets                                                                          266             273
Net debt                                                                               (7 654)         (7 523)


GEOGRAPHICAL ANALYSIS
(unaudited)

Continuing operations - First Quarter
EUR million                                       Europe        Americas      Asia Africa   Total

Turnover
   2006                                            3 471           3 418            2 646   9 535
   2007                                            3 544           3 231            2 753   9 528
Change                                             2.1 %          (5.5)%             4.0%  (0.1)%

Impact of:
   Exchange rates                                  0.4 %          (7.9)%           (6.6)%  (4.5)%
   Acquisitions                                    0.3 %           0.0 %            0.2 %   0.2 %
   Disposals                                      (2.1)%          (0.6)%           (0.6)%  (1.2)%

Underlying sales growth                            3.6 %           3.2 %           11.8 %   5.7 %
   Price                                          (0.7)%           0.8 %            2.9 %   0.8 %
   Volume                                          4.3 %           2.3 %            8.6 %   4.8 %


Operating profit
   2006                                              582             500              328   1 410
   2007                                              510             465              327   1 302
Change current rates                             (12.5)%          (6.9)%           (0.3)%  (7.7)%
Change constant rates                            (12.8)%           1.3 %            7.4 %  (3.3)%


Operating margin
   2006                                           16.8 %          14.6 %           12.4 %  14.8 %
   2007                                           14.4 %          14.4 %           11.9 %  13.7 %

Includes restructuring, business disposals and
impairments
   2006                                            1.0 %          (0.5)%            1.5 %   0.6 %
   2007                                           (1.3)%          (0.6)%           (0.7)%  (0.9)%


Operating profit of discontinued operations (excluding profit/loss on disposals) - First Quarter

EUR million                                       Europe        Americas      Asia Africa   Total

   2006                                               68               -                -      68
   2007                                                -               -                -       -


PRODUCT AREA ANALYSIS
(unaudited)

Continuing operations - First Quarter

                               Savoury,     Ice cream                               Home care   Home and
                              dressings           and                   Personal          and   Personal
EUR million                 and spreads     beverages        Foods          care        other       Care     Total

Turnover
   2006                           3 399         1 630        5 029         2 702        1 804      4 506     9 535
   2007                           3 375         1 614        4 989         2 749        1 790      4 539     9 528
Change                           (0.7)%        (1.0)%       (0.8)%         1.7 %       (0.8)%      0.7 %    (0.1)%

Impact of:
   Exchange rates                (3.7)%        (4.6)%       (4.0)%        (5.3)%       (4.9)%     (5.1)%    (4.5)%
   Acquisitions                   0.0 %         0.3 %        0.1 %         0.2 %        0.2 %      0.2 %     0.2 %
   Disposals                     (0.8)%        (1.4)%       (1.0)%        (1.2)%       (1.6)%     (1.3)%    (1.2)%

Underlying sales growth           3.8 %         4.9 %        4.2 %         8.4 %        5.8 %      7.4 %     5.7 %

Operating profit
   2006                             574           161          735           498          177        675     1 410
   2007                             457           114          571           542          189        731     1 302
Change current rates            (20.3)%       (29.4)%      (22.3)%         8.7 %        7.0 %      8.3 %    (7.7)%
Change constant rates           (17.5)%       (24.6)%      (19.1)%        14.3 %       13.3 %     14.1 %    (3.3)%

Operating margin
   2006                          16.9 %         9.9 %       14.6 %        18.4 %        9.8 %     15.0 %    14.8 %
   2007                          13.5 %         7.1 %       11.4 %        19.7 %       10.6 %     16.1 %    13.7 %


NOTES
(unaudited)

Basis of Preparation

The condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The basis of preparation is consistent with the year ended 31 December 2006 except that:

- Finance lease creditors and funding-related derivatives have been reclassified in the balance sheet in order to facilitate the presentation of net debt. Comparatives for 31 December 2006 and 1 April 2006 have been restated accordingly; and

- Line items relating to borrowings in the balance sheet have been renamed to financial liabilities to align with the requirements of IFRS 7 'Financial Instruments - Disclosures' which Unilever has adopted as at 1 January 2007.

The condensed interim financial statements, which comply with IAS 34, are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

Acquisitions and disposals

On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses into a single entity in which Unilever now holds 55% and Jeronimo Martins owns 45%. The combined business includes the foods and home and personal care businesses. The structure of the agreement is such that there is joint control of the newly formed entity and so it is accounted for by Unilever as a joint venture.

Discontinued operations

The net cash flows attributable to the discontinued operations in respect of operating, investing and financing activities for the first quarter were EUR(2) million, EUR24 million and EUR0 million respectively
(2006: EUR(9) million, EUR5 million and EUR(1) million).

Taxation

The tax rate in the quarter was 22% compared with 24% in the first quarter of last year. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates. The tax charge for the quarter includes EUR61 million (2006: EUR17 million) relating to United Kingdom taxation.

Exchange rate conventions

The income statement on page 9, the statement of recognised income and expense and the movements in equity on page 10 and the cash flow statement on page 12 are translated at rates current in each period.

The balance sheet on page 11 and the analysis of net debt on page 12 are translated at period-end rates of exchange.

Supplementary information in US dollars and sterling is available on our website at www.unilever.com/ourcompany/investorcentre.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2006 will be delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.

EARNINGS PER SHARE
(unaudited)

Combined earnings per share

The earnings per share information given below, including the comparative amounts for 2006, is expressed in terms of the nominal share values which have applied since 22 May 2006 following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and (ii) the exercise of share options by employees.

Earnings per share for total operations for the first quarter

                                                                                        2007        2006
Combined EPS                                                                          Thousands of units

Average number of combined share units                                              2 890 542  2 880 783
                                                                                         EUR million
Net profit attributable to shareholders' equity                                         1 013        990

Combined EPS (Euros)                                                                     0.35       0.34

Combined EPS - Diluted                                                                Thousands of units
Adjusted average number of combined share units                                     2 984 902  2 996 271

Combined EPS - diluted (Euros)                                                           0.34       0.33

Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                   0.46       0.41
Combined EPS - diluted (Dollars)                                                         0.44       0.40

Combined EPS (Pounds)                                                                    0.23       0.24
Combined EPS - diluted (Pounds)                                                          0.23       0.23


ANNUAL GENERAL MEETING MATTERS

The Annual General Meetings (AGM's) for Unilever N.V. and PLC will be held on 15 May and 16 May respectively.

Appointment of new Chief Financial Officer

The process of appointing a new Chief Financial Officer is well under way. However, we do not anticipate having a successor to Rudy Markham in place until after the forthcoming AGM's. In these circumstances, Rudy will step down, as planned, from the Boards at the 2007 AGM's, but has agreed to continue to act as Unilever's Chief Financial Officer until such time as his successor is in place.

The Unilever Global Share Incentive Plan 2007

One of the resolutions being put to the AGM's is the adoption of The Unilever Global Share Incentive Plan 2007 (the Plan). The Boards of Unilever have now agreed the performance conditions for 2007-9, with target ranges for the three components as follows:

-      Average Underlying Sales Growth: 3.5% to 5.5% p.a.
-      Ungeared Free Cash Flow: EUR12.2 billion to EUR13.6 billion
- Total Shareholder Return (relative to peer group): from the mid-point (position 11 out of 21) to top three (position 1 to 3 out of 21)

Further details can be found in the appendices to the AGM Notices. There has been no change to Unilever's long-term financial targets.

SECOND QUARTER RESULTS

The results for the second quarter and for the first half year 2007 will be published on 2 August 2007.

3 May 2007